MAJOR LEAGUE FOOTBALL, INC.

15515 Lemon Fish Drive

Lakewood Ranch, Florida 34202

December 27, 2022

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Taylor Beech

Re:	Major League Football, Inc. Registration Statement on Form S-1 File No. 333-267598

Ladies and Gentlemen:

 Pursuant to Rule 461 under the Securities Act of 1933, as amended, Major League Football, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-267598) (the “Registration Statement”), be declared effective at 3:00 p.m. (Washington, D.C. time), on December 28, 2022, or as soon thereafter as practicable.

Please call Eric Newlan at (940) 367-6154 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Frank Murtha

Frank Murtha
President and CEO